EXHIBIT 13.3

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

March 31, 2010

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Pipelines Limited (TCPL or the Company) for the three months ended March 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the three months ended March 31, 2010 are described below and should be read in conjunction with TCPL’s audited consolidated financial statements for the year ended December 31, 2009, and TCPL’s U.S. GAAP reconciliation for the year ended December 31, 2009 and TCPL’s unaudited consolidated financial statements for the three months ended March 31, 2010 prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended March 31
(millions of dollars)	2010	2009

Net Income in Accordance with Canadian GAAP	301	336
U.S. GAAP adjustments:
Net income attributable to non-controlling interests(1)	25	29
Unrealized loss on natural gas inventory held in storage(2)	24	23
Tax impact of unrealized loss on natural gas inventory held in storage	(7)	(7)
Tax expense due to a change in tax legislation substantively enacted in Canada(3)	(2)	(1)
Net Income in Accordance with U.S. GAAP	341	380
Less: net income attributable to non-controlling interests(1)	(25)	(29)
Less: preferred share dividends	(6)	(6)
Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP	310	345

Other Comprehensive (Loss)/Income in Accordance with Canadian GAAP	(164)	(7)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability(4)	1	1
Change in equity investment funded status of postretirement plan liability(4)	2	1
Tax impact of change in equity investment funded status of postretirement plan liability	(1)	-
Comprehensive Income in Accordance with U.S. GAAP	148	340

Condensed Balance Sheet in Accordance with U.S. GAAP

(unaudited) (millions of dollars)	March 31, 2010	December 31, 2009

Current assets(2)	2,901	3,463
Long-term investments(4)(5)	4,929	4,873
Plant, property and equipment	28,852	27,695
Goodwill	3,530	3,644
Regulatory assets(4)	1,468	1,675
Intangibles and other assets (4)(6)	1,964	2,041
	43,644	43,391

Current liabilities(3)	5,381	4,470
Due to TransCanada Corporation	2,069	2,069
Deferred amounts(4)(5)	1,157	899
Regulatory liabilities	299	381
Deferred income taxes(2)(4)	2,791	2,839
Long-term debt and junior subordinated notes(6)	16,692	17,335
	28,389	27,993
Shareholders’ equity:
Common shares	10,649	10,649
Preferred shares	389	389
Non-controlling interests(1)	767	785
Contributed surplus(7)	355	353
Retained earnings(2)(3)(7)	4,129	4,094
Accumulated other comprehensive (loss)/income(4)(8)	(1,034)	(872)
	15,255	15,398
	43,644	43,391

(1)
As required by U.S. GAAP, Non-Controlling Interests is presented in the Equity section on the Balance Sheet and on the Income Statement, Consolidated Net Income includes both the Company’s and the Non-Controlling Interests’ share of Net Income.

(2)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(3)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(4)
Represents the amortization of net loss and prior service cost amounts recorded in Accumulated Other Comprehensive (Loss)/Income (AOCI) for the Company’s defined benefit pension and other postretirement plans that have been previously recorded under U.S. GAAP.

(5)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis whereby the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s Canadian GAAP audited consolidated financial statements for the year ended December 31, 2009.  As a consequence of using equity accounting for U.S. GAAP, the Company is required to reflect an additional liability of $318 million at March 31, 2010 (December 31, 2009 - $261 million) for the estimated fair value of certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

(6)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in Long-Term Debt as required by Canadian GAAP.

(7)
TC Pipelines, LP issued equity in 2009, resulting in an $18 million dilution gain after tax to the Company.  Under U.S. GAAP, the dilution gain is accounted for as an equity transaction although under Canadian GAAP, it is included in Net Income.

(8)
At March 31, 2010, AOCI in accordance with U.S. GAAP is $238 million higher than under Canadian GAAP.  The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Hedging Instruments and Activities

U.S. GAAP disclosures regarding derivatives are intended to provide additional information about the effect derivatives and hedging activities have on an entity’s financial position, financial performance and cash flows.  Much of the disclosure is provided in the Company’s consolidated financial statements at March 31, 2010 and December 31, 2009 prepared under Canadian GAAP.  Additional required information is provided below.

Derivatives in Cash Flow and Net Investment Hedging Relationships

Three months ended March 31, 2010	Cash Flow Hedges				Net Investment Hedges
(unaudited) (millions of dollars, pre-tax)	Power	Natural Gas	Foreign Exchange	Interest	Foreign Exchange
Amount of (losses)/gains recognized in OCI on derivative (effective portion)	(98)	(36)	13	(13)	85
Amount of (losses)/gains reclassified from AOCI into income (effective portion)	(12)	1	-	13	-	(1)
Amount of (losses)/gains recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	(8)	-	-	-	-	(2)

Three months ended March 31, 2009	Cash Flow Hedges				Net Investment Hedges
(unaudited) (millions of dollars, pre-tax)	Power	Natural Gas	Foreign Exchange	Interest	Foreign Exchange
Amount of (losses)/gains recognized in OCI on derivative (effective portion)	(39)	(13)	4	(5)	4
Amount of gains/(losses) reclassified from AOCI into income (effective portion)	2	(7)	-	9	-	(1)
Amount of gains/(losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	4	1	-	-	-	(2)

(1)	Location of gains/(losses) is Gains/(Losses) on Sale of Subsidiary
(2)	Location of gains/(losses) is Other Income/(Expense)

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at March 31, 2010, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position is $177 million, which is recorded on the Company’s Consolidated Balance Sheet at March 31, 2010.  The Company has provided collateral on these derivative instruments of $34 million in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on March 31, 2010, the Company would have been required to provide additional collateral of $143 million to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet its contingent obligations should they arise.

Other Fair Value Measurements

Note 18 to the Company’s 2009 audited consolidated annual financial statements at December 31, 2009, prepared under Canadian GAAP, contains fair value hierarchy information with respect to financial assets and liabilities.   Other liabilities, measured at fair value on a recurring basis, are classified in the Level III fair value category as follows:

	Three Months Ended March 31, 2010
(unaudited) (millions of dollars, pre-tax)	Asset Retirement Obligations(1)	Guarantees(2)
Balance, opening	(111)	(270)
Accretion	(2)	-
Total realized and unrealized losses included in Balance Sheet	-	(64)
New contracts entered into during the period	-	(9)
Contracts settled during the period	-	16
Balance, closing	(113)	(327)

(1)
The fair value of asset retirement obligations is recognized in Plant, Property and Equipment with offsetting amounts in Accounts Payable and Deferred Amounts.  The fair value is calculated by discounting the estimated cash flows required to settle the asset retirement obligations.

(2)	The fair value of guarantees is recognized in Long-Term Investments and Deferred Amounts. No amounts were recognized in earnings for the period.

Income Taxes

At March 31, 2010, the total unrecognized tax benefit of uncertain tax positions is approximately $53 million (December 31, 2009 - $52 million). TCPL’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the three month period ended March 31, 2010 is $1 million of interest expense and nil for penalties (March 31, 2009 - $1 million for interest expense and nil for penalties). At March 31, 2010, the Company had $17 million accrued for interest and nil accrued for penalties (December 31, 2009 - $16 million accrued for interest and nil accrued for penalties).

The Company expects the enactment of certain Canadian Federal tax legislation in the next twelve months.  This legislation will result in a favourable income tax adjustment of approximately $14 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TCPL does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Changes in Accounting Policies

In January 2010, Financial Accounting Standards Board issued new guidance on “Fair Value Measurements and Disclosures” which requires further disclosures with respect to recurring or nonrecurring fair value measurements.  The Company adopted the required disclosures for fiscal years ending after December 15, 2009. For interim periods beginning after December 15, 2010, the guidance requires disclosure of activity in Level III including purchases, sales, issuances and settlements on a gross basis.  The Company will adopt these standards for its 2010 year-end reporting by expanding its disclosure.